INVEST IN **WINGTIPS**

WingTips is revolutionizing short-distance travel


WiNG TIPS
PRIVATE FLYING
FOR EVERYDAY
TRAVELERS

flywingtips.com Austin TX

Hardware Transportation

Featured Investors

Temeku Holdings LLC

Syndicate Lead

Invested in WingTips

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2 followers

The biggest reason we invested (again) in Wingtips is that we are satisfied customers. We've been blown away by how convenient and time-saving it is to fly Wingtips from our small local airports vs the hassle of long drives to big congested hubs. We are also bullish on the future of electrified aviation, and on board with Wingtips' plans to be an early adopter of this cost-saving and fuel-saving technology from companies like Ampaire (also one of our prior investments). Please consider being a Wingtips customer and partnering with them via Wefunder.

Invested $100,000 this round & $250,000 previously

Highlights

1. WingTips short-distance flights are 4x faster than driving door to door for 100-400 mile trips
2. The TAM for local flights in the US is estimated at $20B+ a year
3. WingTips is live in CA, NV, TX and AZ, with plans to open 2 new regions per year starting in 2024
4. 250K people a day in the US will use short-distance flights, totaling $50M in daily revenue
5. WingTips aims to have 12 US regions serving 7M passengers a year generating $1.8B revenue
6. In-house proprietary flight algorithm software system has powered 1,800 flight bookings so far
7. Operational costs and emissions are reduced by 40% and 80% via our partnership with Ampaire
8. Recoup your investment with Flight Benefits, you can use towards your purchase of WingTips flights!

Our Team



Mike Azzarello Founder & CEO

Mike is an instrument-rated pilot who worked for large database companies including Oracle & Sun



Microsystems. Mike founded JetLimo, the first fully automated shared charter tool, which generated over $1M of revenue by selling 2,000+ empty legs.

The concept of providing on-demand flights with per-seat pricing was an interesting and complex math problem. But it was something I needed to solve because there is immense value to a vast audience of travelers.



Bruce J Holmes Co-Founder & Strategic Advisor

Bruce has leadership experience at NASA & leading aviation companies, which gave him the skill set to scale WingTips into a large market leader in the industry. He is a co-founder of DayJet, an air taxi company, which raised $80M.



Laurie Garrow Co-Founder & Chief Data Officer

Laurie is a professor at the Georgia Institute of Technology & she is a Director of Urban & Regional Air Mobility Center, also at Georgia Tech. She is also the President of AGIFORS Expert in Demand Forecast Science for Air Travel.

WingTips is revolutionizing short-distance travel.

Our Story

Our story began when our founder, Mike, was experiencing what is a rite of passage for many parents and students: dropping your kid off at college. As the big day neared, the question of whether to drive or fly came up; and the realization hit that hour for hour, there would be no difference in time spent between the two because of the lack of short distance flights. Over the next several years, every time he visited his children, the "drive vs fly" question was debated.

That's when Mike, an instrument rated-pilot with a multi-decade career in data technology, decided to harness the power of data science and AI to deliver a premium travel service for short distance trips (100-400 mile flights), not serviced by major airlines. From that vision, WingTips' private flying for everyday travelers was born.

IF YOU CAN IMAGINE USING WINGTIPS, THEN YOU SHOULD INVEST.



Our Mission

WingTips is harnessing the power of AI and Machine Learning to deliver local (100-400 mile) flights to the entire United States.

We aim to transform short distance (100-400 miles) air travel by offering affordable, accessible and sustainable flight service connecting 5,000 local airports across the US. WingTips provides everyday travelers with a frictionless solution that lowers the number of vehicles on the road, and is 4X faster door-to-door than driving and commercial flying.

Unique Value Proposition

Welcome aboard to a new experience in flying. WingTips is making short distance travel available to everyday travelers. Considering that 80% of US residents live less than 30 minutes away from an airport, we have an extensive potential customer base within easy reach.

Our proprietary software, deep data-driven aggregation, and dynamic flight scheduling capabilities, coupled with our fleet of Hybrid-Electric Aircraft, makes flying chartered short distance flights more affordable and accessible to a wider market of travelers.

market of travelers.


4x Faster
WingTips strives to make your journey four times faster than commercial travel by flight or car, providing a swift and efficient experience.
Access to Unique Destinations
WingTips uses 15 times more airports than conventional airlines, serving 80% of travelers within a 30-minute reach from local airports.
Premium Personalized Service
WingTips presents a premium and personalized service from start to finish, ensuring your journey with WingTips is comfortable and seamless.
Pet-Friendly Onboarding
WingTips offers pet-friendly onboarding, allowing you to travel with your beloved companion.
Affordable and Convenient
WingTips provides affordable and convenient personalized flight options, making private flying accessible.
Efficient Single-Stop Check-In
WingTips ensures a quick transition from parking to boarding with an efficient single-stop check-in process.
Streamlined Security
WingTips offers streamlined security ensuring a smooth and stress-free travel experience.
More Benefits with WingTips
Experience even more benefits when flying with WingTips, including customizable itineraries, spacious seating, ample legroom, and convenient luggage storage.

The Problem


Lack of local flights leads to wasted hours driving.
4-7 hours
~1.5 hours



The short distance (100-400 miles) travel market is woefully underserved by the current airline industry. The US has a vast network of thousands of smaller, local airports for these distances, but no major commercial airline provides service to them.

The lack of short distance flights means there is often no alternative between spending hours driving to and from a major airport, or hours driving to the destination itself. Over 80% of the population in the US lives less than 30 minutes from a local airport that WingTips can use.


Communiting is a large source of emissions in the US, 90% is from commuting in vehicles.
90%
10%
Vehicles
Public transportation

**Source: WingTips and ForeFlight*

> "WingTips emissions are equal or less than if passengers drive themselves. Once we are flying our new aircraft, we anticipate emissions will be lower."

Our Solution

WingTips offers shared, on-demand chartered flights to the local destinations commercial airlines don't, taking the hassle and inconvenience out of long drive times.

We deliver an easy-to-access, flexible, and convenient premium quality local air travel service for short distance trips (100-400 miles) by combining our background in chartered flight service with our core AI-powered proprietary technology that ensures our business model can scale; all at a price comparable to flying commercial. WingTips is actively servicing California, Nevada, Texas, and Arizona with shared charter service, with plans to bring our shared charter service model nationwide by 2025.


OUR PROCESS
Traveler requests a flight
Software groups passengers
Dynamic scheduling and prices offered
Flights on Business Aircraft
Sustainable Flights on Hybrid Electric aircraft

WINGTIPS IS A BETTER OPTION

There's high demand for people traveling from San Diego to Santa Barbara but no nonstop flights are available. The


first and most convenient option is WingTips, which offers a seamless experience for travelers.
Total Travel time door to door: ~1.5 hours
WiNG TIPS
Book a flight from San Diego to Santa Barbara
20m
Drive to local San Diego airport
20m
Less wait, no long security lines
40m
Flight
30m
Drive to city center from regional airport
Consider the options, driving or airlines, both are slower and less convenient:
Total Travel time door to door: 4-7 hours
Book a flight from San Diego to Santa Barbara with connection at Los Angeles
2x
20m-1h
Drive to airport
1-2h
Arrive early before departure for security
3h
2 Flights and Layover
30m
Drive from airport
Total Travel time door to door: 3.5-5 hours
Drive from San Diego to Santa Barbara

The Product

DATA DRIVEN PROPRIETARY AI

Our proprietary booking software enables our shared on-demand charter service. The AI-based software uses machine learning algorithms to automate analysis tasks, dynamic modeling to find travel itinerary matches, and providing customized options that give customers the ability to select the flight that meets their travel needs and budget.

ALGORITHMIC ADVANTAGE

Our software ensures seamless booking and flight service.

Travelers can book flights via our mobile app and website. We offer three travel options:

HOW IT WORKS

BOOK — A green icon is a Ready to-Go flight. You can buy a seat right now!

JOIN — A light blue icon means you can join an Existing Flight Request. These are not quite ready to book. Select a request that fits your schedule, and we will be in contact when an aircraft is assigned.

CREATE — A dark blue icon means you can Create your Own flight request based on your travel itinerary. Once you create a request, others can join it and we work to convert it to a confirmed flight.

OUR FLEET



- We currently use partners to fly 55 charter planes on regional routes between 2,410 local airports in California, Nevada, New Mexico, Texas and Arizona.
- Each plane can carry up to 8 passengers, 400 lbs. of luggage, and is subject to FAA safety standards.
- Our planes are piloted by professional pilots hailing from commercial and military flight backgrounds and that undergo the highest level of certification and training.
- WingTips only uses business aircraft, which have more standardized safety equipment when compared to general aviation aircraft.
- Each plane is equipped with premium leather seats.
- The safety of our flights is the result of the Federal Aviation Certification as an On Demand Air Carrier with clear and well-enforced operating specifications that our pilots adhere to.
- WingTips uses over 5,000 local airports to provide short distance flight service, 15x the 300 airports used by the airlines.

A single local flight takes 8 cars off the road & saves 40 hours of drive time

Aircraft used by WingTips typically seats eight passengers; One flight removes up to eight cars from the road. But the offset is more significant than just eight cars:

- Using an average trip length of 250 miles, the drivers in the eight cars each spend five hours of time, a total of 40 hours of travel time, one way.
- The eight WingTips passengers spend about one hour door to door, a total of 8 hours of travel time for all the passengers one way.
- While the fuel is about the same, the human benefits (time savings, no traffic, no long security lines, no lost luggage) are substantial when flying WingTips.


8 CARS
250 miles / 40 hours
Point A
x8
Point B
Each driver making a 250 mile trip spends 5 hours on the road, for a total of 40 hours of travel time, one way.

Ampaire's fleet will reduce emission by 75% and our operating expenses by 45%

OUR FUTURE FLEET is Green with HYBRID-ELECTRIC AIRCRAFT

Operating more eco-friendly aircraft is part of our plan to cut both travel time and emissions as we scale our service nationwide.

In 2022 we partnered with Ampaire, a Hybrid-Electric aircraft powerplant company to secure an order for five of Ampaire's latest Hybrid-Electric

EcoCaravan 9-passenger aircraft, with an option to order 50 more. These aircraft are capable of flying at 175 mph, using a fraction of the fuel a normal Cessna Caravan uses. The integration of these hybrid aircraft into our fleet will result in:

- Fuel costs reduced by 75%
- Operating expenses reduced by 40%
- Emissions 75% less in traditional flight profiles
- Lower maintenance and overhaul costs
- WingTips is on track to be the first electrified airline for Short Distance Trips

These reductions are not only better for the environment, they help deliver a premier travel option to clients without the high price tag. Both Hybrid-Electric and Full-Electric aircraft are long-term drivers for making WingTips flights more efficient and more affordable, expanding the market opportunity to an even larger size.

WingTips is operating now in 4 States with existing, proven aircraft technology. The move to Hybrid-Electric is a win-win for both WingTips and our clients.

We have secured an order for Ampaire's latest ecocaravans; a nine-passenger aircraft capable of flying at 175 mph using a fraction of the fuel a standard Cessna caravan uses.

WING TIPS X AMPAIRE

HOW WE MAKE MONEY

Sales of Private and Shared flight with gross margin up to 45%

Licensing and sales of our proprietary flight software to other operators globally

Our Multi Channel revenue model differentiates WingTips from our competition.

WINGTIPS' BUSINESS MODEL IS DESIGNED TO MAXIMIZE THE BENEFITS FOR CLIENTS THROUGH AN INTEGRATED APPROACH:

Software

Flight Operations

Big Data

AI-powered Decision Support

Because of our Intellectual Property (IP), we are able to increase our margins on every flight.

- Sales of Private Charter and Shared Flights have a gross margin of up to 45%.
- With scale-up in operations, these numbers are forecast in 2025 to be private charter flights at 40 hours/month/aircraft, and shared charter tickets sales will be 90 passengers/day.
- Annualized revenue is projected to be over $30M, which does not include contributions from licensing agreements in international markets, which are

currently under development.


STRONG YEAR 1 REVENUE GROWTH
37x
Revenue from Year 1 to Year 2 — operating in Proof-of-Concept mode
50%
Revenue growth on track for 2023

Traction

WingTips is actively serving the market and has achieved product market fit. We underwent years of consumer and market research to unlock the ideal customer price point of $2 per mile.

> "We have run tests that prove $2 per mile is market accepted, making per-seat flying affordable to a large percent of the population."

We currently service 2,400 local airports between California and Texas.


WingTips is predicted to show over
50% YoY growth in 2023
Q1
Q2
Q3
Q4

In 2024 we are forecasting a strong increase in revenue, will gain access to our own fleet, as well as anticipate improved gross profit.

WingTips has steadily expanded our strategic partnerships, significantly increasing our reach and market penetration. In addition to our partnership with Ampaire for 5 Hybrid Aircraft, in 2023 we:

- Acquired a charter operating company and signed a partnership with a Texas charter operator to expand our service coverage, with more in the pipeline.
- As part of our B2B SaaS revenue stream, we are in joint venture discussions with Highland and Islands Airports in the UK to use our proprietary software for their own charter service needs.
- We have engaged in a joint project with Georgia Tech University scientist and WingTips Co-Founder, to use Location Data to forecast short-trip air travel demand.
- We have product market fit and are revenue generating. Travelers, and the world, are ready for WingTips, but we need the capital to deliver it to them.

Forward-looking statements are not guaranteed.

Our Competitive Space

As commercial airlines continue to raise prices and provide subpar service demand is increasing for alternatives. There are a number of charter services in the market today, but none offer the competitive edge that WingTips does. While our main focus is to bring our high value per-seat, charter service to a mass scale, our software systems also improve private charter, making WingTips and our partners more competitive while maintaining revenue and margin targets.

	Current Status	WingTips Position
Airlines	Scheduled service. Few airports. No regional focus. Low cost.	Potential acquirer of WingTips to increase market.
Charter	On demand. Lots of airports. High cost.	Operators can license WingTips software.
Startups	No software to group passengers. Use 3rd party operators. Focus on private charter sales. Lack of grouping technology causes high cost, limited routes & schedules.	WingTips team has decades of experience to make this work. Proof of Concepts have validated technology to support service.

Market Opportunity

- A 2022 study by the Georgia Institute of Technology found that 248,000 people a day would pay for short distance flights, but airlines do not offer this service, losing $50 million in daily revenue.
- In the Western region of the US, about 33,000 people fly per day; in the

Southern Great Plains region, it's 56,000.

- With our proprietary technology, capacity to scale rapidly, and proven demand for our service, we are uniquely positioned to service this $110 million serviceable obtainable market for short distance flights.



TAM
SAM
SOM
$20B
$240 average fare
$8B
Daily Passengers
Western Region: 33,000
Southern Great Plains: 56,000
$110M
20 aircraft, 4 flights/day



NEVADA
CALIFORNIA
ARIZONA
TEXAS

1. Market Tested

WingTips' in-market test proved the viability of this business, followed by a NASA / Georgia Tech study about city pairs, which proved beyond a shadow of a doubt that there was indeed a huge market opportunity for short distance travel. McKinsey reports further support the immense potential of this service to provide value to millions of "every day" travelers.

2. Cost-Efficient Business Model

The proprietary WingTips software solves both the challenge of aggregating customer demand and maintaining operational efficiencies needed to keep seat costs competitive.

3. Expert Co-Founders & Boards of Advisors

Our founders tapped into the wisdom and expertise of industry pioneers in aviation and data to ensure our product is grounded in best practices of science, data, flight and business.

OUR TRAVELERS LOVE US

FROM PALM SPRINGS TO LOS ANGELES IN LESS THAN AN HOUR.

"While visiting the US from Europe, I secured tickets to a music festival in Palm Springs. The only problem was my return flight departed on Monday from LAX. My options were limited...leave the concert late Sunday afternoon and battle traffic to LAX, or get up ridiculously early on Monday and drive. Then I found WingTips! I enjoyed the entire concert and awoke at a normal time in Palm Springs on Monday morning, headed to the Thermal airport 15 minutes from my hotel, and was in Los Angeles in less than an hour.

Tomas B,
an International Traveler

A GREAT WAY TO TRAVEL & WINGTIPS RATES ARE VERY COMPETITIVE.

"Living in Orange County with a second home in Palm Springs, we found out the "longest drive" is OC to Palm Springs. When we had a group going for the weekend, we decided to charter with WingTips. The whole experience was amazing! Valet parking at a private terminal at Santa Ana Airport, on the airplane 15 minutes later, and then flying. The whole trip was about an hour from one house to another. Normally we plan on a three to four-hour drive time! What a great way to travel, and WingTips rates are very competitive."

Joni,
a Frequent Traveler

MUCH FASTER AND NOT AS EXPENSIVE AS I THOUGHT IT WOULD BE.

My husband was at a conference in Monterey California. I needed to get there from the Los Angeles area without driving a car, but my options were limited. I could have flown a commercial airline to San Jose and then taken a long Uber ride back to Monterey. WingTips had a Van Nuys to Monterey flight that fit my needs perfectly. My flight with WingTips was much faster than my other options and so much more convenient. When all costs were considered, it was not nearly as expensive as I thought it would be.

Sarah W.

an Equestrian Services Company Owner

WingTips has already inspired a passionate and loyal following from our customers. More than 50% of customers who have traveled with us, request flights again. The warm feedback we receive proves beyond a doubt that consumers need and appreciate the service Wingtips provides.

> "We want you to be part of our future success."

Our methodical approach of using data-driven insights to inform our business roadmap has clearly yielded incredible results:

- Our software works, the demand is there, we are generating revenue and are actively booking and operating short distance flights across 5 states, with more on the way
- Development roadmap has major enhancements over the next 18-24 months that move WingTips ahead even farther
- Development roadmap has major enhancements over the next 18-24 months that move WingTips ahead even farther
- With this traction, we are primed to achieve the next milestone of growth
- We view this fundraise as an opportunity to offer equity ownership to our supporters and share in our journey of success together.

With the help of your investment, we can expand our successful shared-charter short distance flights across the US and beyond.

WITH YOUR INVESTMENT, WE CAN TAKE WINGTIPS TO THE NEXT LEVEL

We are offering Flight Credits that match the investment

Investors get 50% credit on Shared Charter and 15% on Private Charter, up to the amount of their investment. Early Bird investors get 3x their investment in Flight Credits.

We have raised two previous rounds of seed funding totaling $1.3M which helped us launch our short distance charter service and release Version 1.0 of our software.

WHY INVEST

- Service Expansion and Tech Integration
- Strategic Partner Integrations
- Sales & Marketing

> "Your investment will enable us to supercharge our growth, expand flight availability, and bring our technology and IP to market."

WingTips is the Right Investment at the Right Time


THE RIGHT MISSION
A game-changer for affordable, regional air mobility
THE RIGHT TIME
We have the product & partnerships to scale
THE RIGHT TEAM
WiNG TIPS
THE RIGHT INVESTMENT
Proof-of-concept shows we offer a highly in-demand service
THE RIGHT MARKET
$110 million SOM / $20B TAM
THE RIGHT TECHNOLOGY


Entrepreneurs & specialized expertise in aviation and developing software using Big Data and AI
Proprietary in-house flight algorithm that enables scaling up